EXHIBIT 99.4

RESTRICTED STOCK UNIT AGREEMENT

Grant Date:	<<Grant_Date>>
Grantee ("Employee"):	<<First_Name>> <<MI>> <<Last_Name>>
Aggregate Number of Units Subject to Award:	<<Number_of_Restricted_Units>>

This RESTRICTED STOCK UNIT AGREEMENT ("Agreement") is made as of <<Grant_Date>>  , between HALLIBURTON COMPANY, a Delaware corporation (the "Company"), and  ("Employee"):  <<First_Name>> <<MI>> <<Last_Name>>

1.            Award.

(a)            Units. Pursuant to the Halliburton Company Stock and Incentive Plan (the "Plan"), Employee is hereby awarded the aggregate number of units subject to award set forth above (the "Restricted Stock Units") evidencing the right to receive an equivalent number of shares of the Company's common stock, par value $2.50 per share ("Stock"), subject to the conditions of the Plan and this Agreement.

(b)            Plan Incorporated. Employee acknowledges receipt of a copy of the Plan, and agrees that this award of Restricted Stock Units shall be subject to all of the terms and conditions set forth in the Plan, including future amendments thereto, if any, pursuant to the terms thereof, which Plan is incorporated herein by reference as a part of this Agreement. Except as defined herein, capitalized terms shall have the same meanings ascribed to them under the Plan.

2.            Terms of Restricted Stock Units. Employee hereby accepts the Restricted Stock Units and agrees with respect thereto as follows:

(a)            Forfeiture of Restricted Stock Units. In the event of termination of Employee's employment with the Company or employing Subsidiary for any reason other than (i) death or (ii) disability as determined by the Company or employing Subsidiary, or except as otherwise provided in subparagraph (c) of this Paragraph 2, Employee shall, for no consideration, forfeit all Restricted Stock Units to the extent they are not fully vested as of the Termination Date. For the avoidance of doubt, Employee's "Termination Date" for purposes of this grant will be deemed to occur as of the date Employee is no longer actively providing services as an employee, unless otherwise determined by the Company in its sole discretion, and no vesting shall continue during any notice period that may be specified under contract or applicable law with respect to such termination, including any "garden leave" or similar period, except as may otherwise be permitted in the Company's sole discretion.

(b)            Assignment of Restricted Stock Units Prohibited. The Restricted Stock Units may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of, other than by will or the laws of descent and distribution or pursuant to an order similar to a "qualified domestic relations order" as defined by the Code or Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended.

(c)            Vesting Schedule. The Restricted Stock Units shall vest in accordance with the vesting details for this grant displayed in the Distribution Schedule in the Employee's Account at www.NetBenefits.Fidelity.com; provided that Employee has been continuously and actively employed by the Company (or a Subsidiary, as the case may be) from the date of this Agreement through the applicable vesting date with no earlier Termination Date.

      Notwithstanding the vesting details for this grant displayed in the Distribution Schedule in Net Benefits at www.NetBenefits.Fidelity.com, the Restricted Stock Units shall become fully vested on the earlier of (i) the occurrence of a Corporate Change (as such term is defined in the Plan), or (ii) the date Employee's employment with the Company or Subsidiary is terminated by reason of death or disability (as determined by the Company or employing Subsidiary). In the event Employee's employment is terminated for any other reason, including retirement with the approval of the Company or employing Subsidiary, the Committee which administers the Plan (the "Committee") or its delegate, as appropriate, may, in the Committee's or such delegate's sole discretion, approve the acceleration of the vesting of any or all Restricted Stock Units not theretofore vested, such vesting to be effective on the date of such approval or Employee's termination date, if later.

(d)            Shareholder Rights. The Employee shall have no rights to dividends, dividend equivalents or any other rights of a shareholder with respect to shares of Stock subject to this award of Restricted Stock Units unless and until such time as the award has been settled by the transfer of shares of Stock to the Employee.

(e)            Settlement and Delivery of Stock. Payment of vested Restricted Stock Units shall be made as soon as administratively practicable after vesting. Settlement will be made by payment in shares of Stock or cash in accordance with the Plan. Notwithstanding the foregoing, the Company shall not be obligated to deliver any shares of Stock if counsel to the Company determines that such sale or delivery would violate any applicable law or any rule or regulation of any governmental authority or any rule or regulation of, or agreement of the Company with, any securities exchange or association upon which the Stock is listed or quoted. The Company shall in no event be obligated to take any affirmative action in order to cause the delivery of shares of Stock to comply with any such law, rule, regulation or agreement.

      Furthermore, Employee understands that the laws of the country in which he/she is working or residing at the time of grant, holding, or vesting of the Restricted Stock Units or at ownership or the subsequent sale of shares of Stock granted to Employee under this Award (including any rules or regulations governing securities, foreign exchange, tax, labor or other matters) may subject Employee to additional terms and conditions or procedural or regulatory requirements he/she is solely responsible for and will have to independently fulfill in relation to ownership or sale of such shares. Such requirements may include but are not limited to personal income tax returns or reporting statements in relation to the holding of Stock or any bank or brokerage account, the subsequent sale of Stock, and the receipt of any dividends. The Company also reserves the right to impose other requirements on Employee's participation in the Plan and any Stock acquired under the Plan to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate administration of the Plan. Such requirements and other terms and conditions to the Restricted Stock Units may be described in but are not limited to the attached Country‐Specific Addendum, which constitutes part of this Agreement.

Any cross‐border remittance made in relation to Restricted Stock Units (e.g., to transfer proceeds received upon the sale of Stock) must be made through a locally authorized financial institution or registered foreign exchange agency and may require Employee to provide to such entity certain information regarding the transaction. Employee further understands and agrees that the Company and any related company are neither responsible for any foreign exchange fluctuations between Employee's local currency and the United States Dollar that may affect the value of Stock (or the calculation of income or taxes, social contributions, or other charges thereunder) nor liable for any decrease in the value of Stock.

3.            Withholding of Tax. As a condition to the grant and vesting of the Restricted Stock Units, Employee agrees that the Committee may make such provisions as it may deem appropriate for the withholding of any taxes, social contributions, hypothetical tax or any other charges which it determines is required in connection with this award of Restricted Stock Units under tax laws or regulations or pursuant to Company business practices or policies, the holding or disposition of Stock, the receipt of dividends (if any) or otherwise in relation to the Restricted Stock Units or the Stock, and, unless otherwise approved by the Committee, the Company shall either (i) reduce the number of shares of Stock that would have otherwise been delivered to Employee by a number of shares of Stock having a Fair Market Value equal to the amount required to be withheld, or (ii) withhold the appropriate amount of any taxes, social contributions, hypothetical tax or other charges or payments due in accordance with the Company's payroll procedures applicable to the Employee. Regardless of any action the Company or employer may take with respect to any or all such taxes, social contributions, or other charges, Employee acknowledges that the ultimate liability for all such amounts is and remains Employee's responsibility and may exceed the amount actually withheld.  Employee further acknowledges that the Company does not commit to and is under no obligation to structure the terms or any aspect of the Restricted Stock Units to reduce or eliminate Employee's liability for such amounts or achieve any particular tax result. Applicable laws may require varying Stock valuation methods for purposes of calculating any taxes, social contributions, or other charges, and Company assumes no responsibility or liability in relation to any such valuation or for any calculation or reporting of income or taxes, social contributions, or other charges that may be required of Employee under applicable laws. Also, if Employee has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant tax event, Employee acknowledges that the Company and/or employer (or former employer, as applicable) may be required or determine that it is appropriate to withhold or account for such amounts in more than one jurisdiction, including through withholding or other charges for hypothetical tax.

4.            Employment Relationship. For purposes of this Agreement, Employee shall be considered to be in the employment of the Company or Subsidiary as long as Employee remains an employee of and is actively providing services to the Company or any Subsidiary, or a corporation or a subsidiary of such corporation assuming or substituting a new award for this award of Restricted Stock Units. Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee, or its delegate, as appropriate, and its determination shall be final.

Nothing contained in this Agreement is intended to constitute or create a contract of employment, nor shall it constitute or create the right to remain associated with or in the employ of the Company or a related company for any particular period of time. This Agreement shall not interfere in any way with the Company or a related company's right to terminate Employee's employment at  any  time,  subject  to applicable  law. Furthermore, this Agreement, the Plan, and any other Plan documents are not part of Employee's employment contract, if any, and do not guarantee either Employee's right to receive any future grants under such Agreement or Plan or the inclusion of the value of any grants in the calculation of severance payments, if any, upon termination of employment.

5.            Data Privacy. In order to perform its obligations under the Plan or for the implementation and administration of such Plan, the Company may collect, transfer, use, process, or hold certain personal or sensitive data about Employee. Such data includes, but is not limited to Employee's name, nationality, citizenship, work authorization, date of birth, age, government or tax identification number, passport number, brokerage account information, address, compensation and equity award history, and beneficiaries' contact information. Employee explicitly consents to the collection, transfer (including to third parties in Employee's home country or the United States or other countries, such as but not limited to human resources personnel, legal and tax advisors, and brokerage administrators), use, processing, and holding, electronically or otherwise, of his/her personal information in connection with this or any other equity award. Employee understands that refusal or withdrawal of consent may affect Employee's ability to participate in the Plan or to realize benefits from the Restricted Stock Units. At all times, the Company shall maintain the confidentiality of Employee's personal information, except to the extent the Company is required to provide such information to governmental agencies or other parties; such actions will be undertaken by the Company only in accordance with applicable law.

6.            Mode of  Communications.  By accepting  this  grant, Employee  agrees, to  the  fullest extent permitted by law, in lieu of receiving documents in paper format, to accept electronic delivery of any documents that the Company or related company may deliver in connection with this grant and any other grants offered by the Company, including prospectuses, grant notifications, account statements, annual or quarterly reports, and other communications. Electronic delivery of a document may be made via the Company's email system or by reference to a location on the Company's intranet or website or website of the Company's agent administering the Plan. By accepting this grant, whether electronically or otherwise, Employee also hereby consents to participate in the Plan through such system, intranet, or website, including but not limited to the use of electronic signatures or click‐through electronic acceptance of terms and conditions. To the extent Employee has been provided with a copy of this Agreement, the Plan, or any other documents relating to this Award in a language other than English, the English language documents will prevail in case of any ambiguities or divergences as a result of translation.

7.            Committee's Powers. No provision contained in this Agreement shall in any way terminate, modify or alter, or be construed or interpreted as terminating, modifying or altering any of the powers, rights or authority vested in the Committee or, to the extent delegated, in its delegate pursuant to the terms of the Plan or resolutions adopted in furtherance of the Plan, including, without limitation, the right to make certain determinations and elections with respect to the Restricted Stock Units.

8.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Employee.

9.            Governing Law and Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas without regard to principles of conflict of laws, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware, which matters shall be governed by the latter law. For purposes of resolving any dispute that may arise directly or indirectly from this Agreement, the parties hereby agree that any such dispute that cannot be resolved by the parties shall be submitted for resolution through the Halliburton Dispute Resolution Program, which Program's last step is final and binding arbitration.

10.          Other Terms. The provisions of this Agreement are severable, and if any one or more of the provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

IN WITNESS WHEREOF,  the Company has caused  this  Agreement  to be  duly executed by  an  officer thereunto duly authorized as of the date first above written.

HALLIBURTON COMPANY
[Missing Graphic Reference]
By
David J. Lesar
Chairman of the Board and Chief Executive Officer

I HEREBY AGREE TO THE TERMS AND CONDITIONS SET FORTH IN THIS RESTRICTED STOCK UNIT AGREEMENT DATED <<Grant_Date>> .

<<Acceptance_Date>>